

Mail Stop 3233

March 7, 2016

Via E-mail
Richard Vance
President and Chief Executive Officer
Highlands REIT, Inc.
2809 Butterfield Road, Suite 360
Oak Brook, Illinois 60523

> **Re: Highlands REIT, Inc.**
> **Form 10-12G**
> **Filed February 5, 2016**
> **File No. 000-55580**

Dear Mr. Vance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2016 letter.

Management's Discussion and Analysis…, page 67

Leasing Activity, page 80

1. We note your disclosure in response to comment 14 and your disclosure on page 80 that three of the expiring leases account for approximately 6% of your annualized rent and that two of these leases are expected to be rented at approximately a 10% to 20% lower rate. With respect to the third lease, please discuss the relationship between market rents and the expiring rent.

2. We note your disclosure in response to comment 15. Please also disclose the number of leases that were not renewed in the period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Cathy A. Birkeland, Esq. (via E-mail)
       Latham & Watkins LLP